Exhibit 12.1

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2018	2017
	(in millions, except ratios)
Net income	$90	$327
Equity in earnings of unconsolidated affiliates, net of distributions	21	18
Income tax expense	34	183
Capitalized interest	(4)	(4)
	141	524

Fixed charges, as defined:

Interest	199	195
Capitalized interest	4	4
Interest component of rentals charged to operating expense	1	2
Total fixed charges	204	201

Earnings, as defined	$345	$725

Ratio of earnings to fixed charges	1.69	3.61